Exhibit 99.2



Mannatech Appoints Company Veterans as co-CEOs

Decision follows resignation of President and CEO Wayne Badovinus

Coppell, TX, December 3, 2009 — Mannatech, Incorporated (NASDAQ: **MTEX**), a global pioneer in the development of high-quality health, wellness, skin care and weight and fitness solutions based on nutritional science, announced today that **President and CEO Wayne L. Badovinus** has resigned from the company for personal reasons as its top executive and Board member. Badovinus joined Mannatech in May 2008.

In a novel and strategic move for the company, three veteran Mannatech executives will work together within the newly created **'Senior Executive Office'**. Mannatech's **Chief Financial Officer Steve Fenstermacher** and **Chief Science Officer Dr. Rob Sinnott** have been named co-CEOs while **Randy Bancino, senior vice president** has been named president of global business operations and expansion.

Top management responsibilities will be shared between these three officers to better serve the company's global independent sales Associates while enhancing the company's focus on its strategic objectives.

"Mannatech is a demonstrated industry leader with a commitment to science, its global Associates and increasing shareholder value as a publicly held entity," said **J. Stanley Fredrick, chairman of the board**. "To maximize growth opportunities and address market challenges in 2010 and beyond, we are confident this new management structure in our business will maximize the proven, diverse skill sets of three of our most accomplished, seasoned executives in their respective fields of expertise."

The new Senior Executive Office team includes:

- **Co-CEO Robert A. Sinnott, M.N.S., Ph.D., Chief Science Officer** – Since August 2005, Dr. Sinnott has served Mannatech to further the company's proprietary science, research and development, while initiating independent clinical trials that substantiate the company's flagship Ambrotose product. He also manages the company's supply chain and regulatory efforts. He continues to influence important industry issues, such as regulations, safety and quality of vitamins and dietary supplements. As co-CEO, Dr. Sinnott will work directly with the company's senior sales and marketing executives and global Associates to be sure they have the products and tools to build their individual businesses and better serve Mannatech customers.

- **Co-CEO Steve Fenstermacher, Chief Financial Officer** – Fenstermacher joined Mannatech in November 1998 serving as CFO where he assures corporate financial accountability, strategy and transparency. His management responsibilities include: accounting, finance, HR, facilities and IT operations. During his tenure at the company, he has established a worldwide system to support international growth including the creation of a seamless down line commission system and a global framework to manage and integrate efficiently the company's financial operations through a Swiss subsidiary.

- **President of Global Business Operations and Expansion Randy Bancino, previously Senior Vice President of Global Business Operations** – Bancino began working with Mannatech two years ago directing business operations for the company across international markets, as well as North America. He brings more than 20 years of sales, marketing and business experience having worked as an executive with the top direct selling companies in the world. He will continue to work with the general managers of Mannatech's international subsidiaries while driving the company's future expansion efforts.

"On behalf of the Board of Directors and the rest of the Mannatech family worldwide, we thank Wayne for his contributions to the company during the past two years," Mr. Fredrick said. "We believe his work lays a good foundation for this newly created management structure that will allow us to focus on the success of our loyal Associates who are the future of the company."

Mannatech offers a comprehensive approach to wellness that addresses physical and financial health with cutting-edge, proprietary products based on the foundation of nutritional science and business opportunities for individuals around the world who seek purpose, financial freedom and a chance to impact the lives of others. The company has distinguished itself as the leader in the development of glyconutrient supplements through the development of it proprietary Ambrotose® complex, the technology for which it holds more than 45 patents in 30 countries. Glyconutrient supplements contain the principal sugars found in human glycoproteins or precursors of them.

In addition, many of Mannatech's products are based on Real Food Technology[SM] solutions which provide consumers with products that contain standardized levels of natural and plant-sourced nutrients at nutritionally effective levels. Food-sourced ingredients are chosen from those scientifically proven to most benefit the human body. We believe Mannatech offers the best alternative to synthetic vitamin and mineral products and so-called "super-juice" products.

Individuals interested in Mannatech's health, wellness, skin care or weight and fitness products, or in exploring our business opportunity, can learn more at **New.Mannatech.com**.

About Mannatech
Mannatech, Incorporated develops high-quality health, weight and fitness, and skin care products that are based on the solid foundation of nutritional science and development standards. These proprietary products are available through independent sales Associates around the globe including the United States, Canada, South Africa, Australia, New Zealand, Austria, Denmark, Germany, Norway, Sweden, the Netherlands, the United Kingdom, Japan, Taiwan, Singapore and the Republic of Korea.

Please Note: This release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified by use of phrases or terminology such as "believe," "intend" or other similar words or the negative of such terminology. Similarly, descriptions of Mannatech's objectives, strategies, plans, goals or targets contained herein are also considered forward-looking statements. Mannatech believes this release should be read in conjunction with all of its filings with the United States Securities and Exchange Commission and cautions its readers that these forward-looking statements are subject to certain events, risks, uncertainties, and other factors. Some of these factors include, among others, Mannatech's inability to attract and retain associates and members, increases in competition, litigation, regulatory changes, and its planned growth into new international markets. Although Mannatech believes that the expectations, statements, and assumptions reflected in these forward-looking statements are reasonable, it cautions readers to always consider all of the risk factors and any other cautionary statements carefully in evaluating each forward-looking statement in this release, as well as those set forth in its latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q, and other filings filed with the United States Securities and Exchange Commission, including its current reports on Form 8-K. All of the forward-looking statements contained herein speak only as of the date of this release.

Contact Information
Gary Spinell
Vice President Finance & Administration
972-471-6512
ir@mannatech.com
www.mannatech.com
https://new.mannatech.com
www.allaboutmannatech.com